Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: November 6, 2023

The following is an article published on November 2, 2023:

https://www.packaginginsights.com/news/verde-bioresins-president-polyearthylene-bioplastic-offers-significant-price-reductions.html

Verde Bioresins president: PolyEarthylene bioplastic offers “significant price reductions”

02 Nov 2023 --- US-based bioplastics start-up Verde Bioresins says its bioplastic technology, branded PolyEarthylene, can perform as effectively as fossil-based plastics at a fraction of the price of other bioplastics on the market. The company claims its material is suitable for durable applications, is recyclable and biodegradable in landfills.

Brian D. Gordon, president and COO at Verde Bioresins, tells Packaging Insights that the company’s “primary focus lies in the largest segments of the plastics market, particularly PE and PP.”

“At Verde, we concentrate on developing bioresins tailored for single-use products and durable goods. These bioresins are designed to seamlessly replace traditional plastics with physical and mechanical properties that align with industry standards. Our goal is to broaden our product range, optimize our already economically viable production costs, and further enhance the biodegradability of our materials.”

Brian D. Gordon, president and COO of Verde Bioresins.

Currently, bioplastics compose roughly 2% of the global plastics market despite being a major talking point among industry stakeholders as a circularity solution.

According to European Bioplastics, the global production capacity of bioplastics is set to grow from around 2.23 million tons in 2022 to approximately 6.3 million tons in 2027.

The largest application remains packaging, which consumed 48% of the total market in 2022.

An example of a Verde shopping bag created with PolyEarthylene.

Double costs, long-term benefits?

Gordon explains that it took approximately three years to develop the processes that enable PolyEarthylene to be drop-in ready with existing plastics conversion equipment.

“Our committed team of chemists, chemical engineers and mechanical engineers successfully integrated a dozen traditionally incompatible ingredients, achieving their harmonious collaboration,” he says.

Generally, PolyEarthylene behaves similarly to traditional plastic, Gordon claims. Being curbside recyclable and biodegradable in landfills separates the material from most other bioplastics, he says.

“PolyEarthylene is not temperature sensitive or brittle and is suitable for producing durable goods. It is also highly scalable and a fraction of the capital cost of most bioplastics at scale.”

However, while Verde says its PolyEarthylene offers an economically competitive solution at the lower end of the price range among bio-based biodegradable resins, it remains approximately double the cost of fossil-based materials.

“In the coming years, we anticipate significant price reductions, aiming to lower the cost from US$1.80 per pound to US$1.50 per pound or less,” Gordon says.

Asian investments

Verde is now looking to raise US$55 million net of expenses in conjunction with its partner, TLGY SPAC (special purpose acquisition company). TLGY is led by Jin-Goon Kim, a former partner of TPG Capital and a former CEO of industry leaders in Asia, including Dell Korea and Li Ning.

This investment, if successful, is expected to grow Verde’s PolyEarthylene production to hundreds of millions of pounds per year, says Gordon.

“The deSPAC process should enable Verde to become a NASDAQ-listed publicly traded company with access to the capital markets to foster the expansion of PolyEarthylene production capacity worldwide,” explains Gordon.

As investors and industry come together to develop the nascent bioplastics sector, Gordon also says global governments must step in to aid the transition away from fossil-based materials through financial designs.

“Policymakers should provide plastics users with tax incentives to use renewable and sustainable biodegradable resins. The UN Global Plastics Treaty, if and when adopted, narrowly tailored, and universally enforced on all nations, could play a significant role in encouraging renewable and sustainable products with quality end-of-life solutions,” he says.

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About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.